UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045103

(CUSIP Number)

Ronald S. Lauder

767 Fifth Avenue, Suite 4200

New York, New York 10153

(212) 572-4090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Ronald S. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 25,113,300
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 25,113,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,238,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G20045103

1	NAMES OF REPORTING PERSONS RSL Savannah LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,122,364
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,122,364
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G20045103

AMENDMENT NO. 17 TO SCHEDULE 13D

This Amendment No. 17 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 16, filed on March 11, 2011 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”). This Amendment No. 17 is being filed by RSL and RSL Savannah LLC, a Delaware limited liability company (“RSL Savannah”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and except as specifically amended by this Amendment No. 17, items in the Schedule 13D remain unchanged. All share percentages in this Schedule 13D are based on 56,892,114 outstanding shares of the Class A Common Stock and 7,516,936 outstanding shares of the Issuer’s Class B Common Stock, par value $0.08 per share (“Class B Common Stock”), as reflected on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On April 30, 2012, the Issuer entered into (i) a Subscription Agreement (the “RSL Subscription Agreement”) with RSL and RSL Capital LLC (“RSL Capital”), of which RSL is the sole member, (ii) a Subscription and Equity Commitment Agreement (the “TW Subscription Agreement”) with Time Warner Media Holdings B.V. (“TW Investor”), (iii) a Letter Agreement (the “TW Preemptive Rights Agreement”), with TW Investor, RSL, RSL Savannah, RSL Investments Corporation (“RIC”) and RSL Capital, (iv) a Registration Rights Agreement (the “Registration Rights Agreement”) with RSL and RSL Capital and (v) a First Amendment to Investor Rights Agreement (the “Investor Rights Amendment”) with RSL, RSL Savannah, RSL Capital, RIC, and TW Investor.

The purpose of the foregoing agreements is to enable the Issuer to pursue its strategy of reducing its indebtedness on terms favorable to the Issuer, and to enable RSL and his affiliates to acquire additional equity of the Issuer and maintain at least their current ownership level in the Issuer.

RSL Subscription Agreement

Pursuant to the RSL Subscription Agreement, the Issuer has agreed to issue to RSL Capital 2,000,000 shares of Class A Common Stock (the “RSL Subscription Shares”), at a price of $7.51 per share (the “Purchase Price”), for aggregate proceeds of approximately $15.0 million.

The issuance of the RSL Subscription Shares is subject to the satisfaction or waiver of a number of conditions, including the receipt of shareholder approval of the issuance of shares to RSL Capital and TW Investor, the absence of a material adverse change, the issuance of the TW Subscription Shares (as defined below) and the effectiveness of the Registration Rights Agreement and Investor Rights Amendment.

TW Subscription Agreement

The entry into the TW Subscription Agreement is disclosed in the Issuer’s Current Report on Form 8-K, dated April 30, 2012 (the “Form 8-K”). As disclosed in the Form 8-K, pursuant to the TW Subscription Agreement, (a) the Issuer has agreed to issue to TW Investor, at the Purchase Price, the number of shares of Class A Common Stock such that TW Investor will own a number of shares of Class A Common Stock that would equal a 40% interest in the Issuer on a diluted basis (and at least 9.5 million shares) (the “TW Subscription Shares”) and (b) TW Investor granted to the Issuer an option to cause TW Investor to purchase, and the Issuer granted to TW Investor an option to purchase, at the Purchase Price, the number of shares of Class A Common Stock that would generate proceeds to repay the then outstanding principal amount under loans from Time Warner, Inc. to the Issuer in an aggregate principal amount of up to $300 million (the “TW Loans”), subject to certain limitations.

CUSIP No. G20045103

The issuance of the TW Subscription Shares is subject to the satisfaction or waiver of a number of conditions, including the receipt of shareholder approval of the issuance of shares to RSL Capital and TW Investor, the absence of a material adverse change and the effectiveness of the Investor Rights Amendment.

In addition, as disclosed in the Form 8-K, pursuant to the TW Preemptive Rights Agreement, TW Investor has agreed to exercise its preemptive rights to acquire additional shares of Class A Common Stock of the Issuer in connection with issuances of Class A Common Stock by the Issuer in any equity offerings for cash or in any privately negotiated transactions to repurchase certain indebtedness that the Issuer may undertake during the 180-day period following the date of the first drawing of the TW Loans or, if earlier, the repayment of the TW Loans.

The TW Subscription Shares and any other shares described above that are acquired by TW Investor will be subject to the Irrevocable Voting Deed and Corporate Representative Appointment, dated May 18, 2009, by and among the Issuer, TW Investor and RSL Savannah LLC (the “Voting Agreement”). The Voting Agreement was previously filed with the Securities and Exchange Commission (“SEC”) with Amendment No. 13 to this Schedule 13D, and a description of it is contained therein. Pursuant to the Voting Agreement, TW Investor granted RSL Savannah the right to vote shares of Class A Common Stock and Class B Common Stock acquired by TW Investor during the term of the Voting Agreement, except with respect to certain transactions that would result in a change of control of the Issuer. Accordingly, RSL Savannah will have the right to vote any such shares acquired by TW Investor, including the TW Subscription Shares and shares purchased pursuant to the TW Preemptive Rights Agreement, until the expiration of the Voting Agreement.

Investor Rights Amendment

The Investor Rights Amendment amends the Investor Rights Agreement (as defined below) to, among other things: (i) prevent the Issuer from issuing any equity securities, other than Class A Common Stock, options, warrants, restricted stock units and other similar securities convertible into or exercisable for Class A Common Stock under options plans, so long as RSL Capital and its affiliates or TW Investor and its affiliates own a specified percentage of Issuer shares, (ii) add RSL Capital as a party to the Investor Rights Agreement and grant RSL Capital the right to purchase shares of Class A Common Stock, at the Purchase Price, to maintain a 4.7% equity interest in the Issuer in connection with Class A Common Stock registered underwritten offerings for cash that the Issuer may undertake during the period ending 180 days after the date of the first drawing of the TW Loans or a period ending 180 days after the date of the TW Subscription Agreement if no TW Loans are drawn before such date, and (iii) require RSL Capital and TW Investor to convert all shares of Class B Common Stock held by them and their affiliates into shares of Class A Common Stock on a one-to-one basis at the time the TW Subscription Shares are issued.

The Investor Rights Agreement, dated May 18, 2009, by and among the Issuer, RSL, RSL Savannah, RSL Investments Corporation, RSL Investment LLC and TW Investor, (the “Investor Rights Agreement”), was previously filed with the SEC with Amendment No. 13 to this Schedule 13D, and a description of it is contained therein.

Conversion of Class B Shares to Class A Shares

On April 30, 2012, RSL and his affiliates delivered conversion notices to the Issuer requesting the conversion of their respective shares of Class B Common Stock into shares of Class A Common Stock, effective upon the issuance of the TW Subscription Shares.

The foregoing descriptions of the RSL Subscription Agreement, TW Subscription Agreement, TW Preemptive Rights Agreement, and Investor Rights Amendment are qualified in their entirety by the full text of the respective agreements, which are filed as exhibits hereto and incorporated herein by reference.

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Item 5.	Interests in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) On the date hereof, the Reporting Persons beneficially own the following number of shares of Class A Common Stock:

(i)	RSL beneficially owns 25,238,300 shares of Class A Common Stock, in the following manner: — 17,622,364 shares of Class A Common Stock held directly by TW Investor over which RSL Savannah, of which RSL is the sole member, was granted a proxy pursuant to the terms of the Voting Agreement; — 4,500,000 shares of Class B Common Stock held directly by TW Investor over which RSL Savannah was granted a proxy pursuant to the terms of the Voting Agreement; — 69,000 shares of Class B Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 26,000 shares of Class B Common Stock held directly by RSL; — 2,885,705 shares of Class B Common Stock held directly by RIC, of which RSL is the sole shareholder; and — 105,231 shares of Class B Common Stock held directly by RAJ Family Partners, L.P. (“RAJ LP”), the managing general partner of which is RAJ Family Corporation (“RAJ Corp”), of which RSL is Chairman and President; and

(ii)	RSL Savannah beneficially owns 22,122,364 shares of Class A Common Stock, in the form of, 4,500,000 shares of Class B Common Stock held directly by TW Investor and 17,622,364 shares of Class A Common Stock held directly by TW Investor.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. For each Reporting Person, assuming conversion of all shares of Class B Common Stock beneficially owned by such Reporting Person:

(i)	RSL beneficially owns 25,238,300 shares of Class A Common Stock, which would represent approximately 39.1% of the number of shares of Class A Common Stock outstanding; and

(ii)	RSL Savannah beneficially owns 22,122,364 shares of Class A Common Stock, which would represent approximately 34.3% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Assuming no conversion of any of the outstanding shares of Class B Common Stock:

(i)	the 17,652,364 shares of Class A Common Stock (including 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days) and 7,585,936 shares of Class B Common Stock (including 69,000 shares of Class Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days) for which RSL has voting power would represent approximately 70.4% of the aggregate voting power of the Issuer; and

(ii)	the 4,500,000 shares of Class B Common Stock and 17,622,364 shares of Class A Common Stock for which RSL Savannah has voting power constitute approximately 47.2% of the aggregate voting power of the Issuer.

(b)	The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:

(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 125,000 shares of Class A Common Stock as follows: — 69,000 shares of Class B Common Stock underlying options held

CUSIP No. G20045103

directly by RSL that are exercisable or will become exercisable within 60 days; 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; and — 26,000 shares of Class B Common Stock held directly by RSL.

(ii)	RSL shares Voting Power and Dispositive Power with respect to 25,113,300 shares of Class A Common Stock as follows: — RSL shares Voting Power and Dispositive Power with RSL Savannah and TW Investor with respect to 17,622,364 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock that are directly held by TW Investor and are subject to the Voting Agreement and the Investor Rights Agreement, as amended by the Investor Rights Amendment; — RSL, as sole shareholder of RIC, shares Voting Power and Dispositive Power with RIC with respect to 2,885,705 shares of Class B Common Stock held directly by RIC; and — RSL, as Chairman and President of RAJ Corp, shares Voting Power and Dispositive Power with RAJ Corp and its majority shareholder with respect to 105,231 shares of Class B Common Stock held directly by RAJ LP.

(iii)	RSL Savannah shares Voting Power and Dispositive Power with RSL and TW Investor with respect to 17,622,364 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock that are directly held by TW Investor and are subject to the Voting Agreement and the Investor Rights Agreement, as amended by the Investor Rights Amendment;

(c)	On April 2, 2012, RSL exercised options to acquire 16,000 shares of Class B Common Stock, at an exercise price of $2.0558 per share.

(d)	The majority shareholder of RAJ Corp and the general partners and the limited partners of RAJ LP have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 105,231 shares of Class B Common Stock held directly by RAJ LP. RSL holds directly or indirectly a majority of the partnership interests in RAJ LP.

Item 6.	Contracts, Arrangements

The disclosure in Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

Irrevocable Proxy

The RSL Subscription Agreement requires RSL to sign a proxy (an “Irrevocable Proxy”), in the form attached as an exhibit to the RSL Subscription Agreement, pursuant to which he irrevocably agrees to vote all voting securities over which he has voting power, including shares owned by his affiliates and by TW Investor in favor of the issuance of the RSL Subscription Shares and the TW Subscription Shares and all related matters, as well as certain unrelated matters to be considered at the 2012 annual general meeting of the shareholders of the Issuer, including an amendment of the Issuer’s Bye-laws to increase the authorized share capital of the Issuer. RSL delivered the Irrevocable Proxy to the Issuer on April 30, 2012.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, upon the issuance of the RSL Subscription Shares, RSL and RSL Capital will receive the right to demand, in any consecutive twelve-month period, up to two registrations of certain Issuer equity securities held by RSL, RSL Capital and their affiliates (subject to requesting a minimum amount of equity securities to be registered), the right to request a shelf registration, and piggyback registration rights (subject to customary cutbacks).

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

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The description of the RSL Subscription Agreement and Investor Rights Amendment is hereby incorporated by reference to this Item 6 of the Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to incorporate by reference the Exhibit Index at the end thereof.

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SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2012

RONALD S. LAUDER

By	/s/ Ronald S. Lauder

RSL SAVANNAH LLC

By	/s/ Ronald S. Lauder
Name: Ronald S. Lauder
Title: Sole Member

CUSIP No. G20045103

EXHIBIT INDEX

Exhibit	Description

99.1	Subscription Agreement, by and among Ronald S. Lauder, RSL Capital LLC and Central European Media Enterprises Ltd., dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.2	Subscription and Equity Commitment Agreement, by and between Time Warner Media Holdings B.V. and Central European Media Enterprises Ltd., dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.3	Letter Agreement, by and among Time Warner Media Holdings B.V., Central European Media Enterprises Ltd., RSL Savannah LLC, RSL Capital LLC, RSL Investments Corporation and Ronald S. Lauder, dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.4	Registration Rights Agreement, by and among Ronald S. Lauder, RSL Capital LLC and Central European Media Enterprises Ltd., dated as of April 30, 2012 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.5	First Amendment to the Investor Rights Agreement, by and among Central European Media Enterprises Ltd., Ronald S. Lauder, RSL Savannah LLC, RSL Capital LLC, RSL Investments Corporation and Time Warner Media Holdings B.V., dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.6	Joint Filing Agreement, by and among Ronald S. Lauder and RSL Savannah LLC, dated May 8, 2012